Timothy R. Rupp
Direct Phone: (714) 830-0669
Direct Fax: (714) 830-0769
timothy.rupp@bingham.com

October 30, 2006

Via EDGAR and Courier

Tom Jones—Examiner
Russell Mancuso—Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549
(Phone No.: (202) 551-3602)

Re:
Netlist, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 23, 2006 File
No. 333-136735

Dear Messrs. Jones and Mancuso:

        We are in receipt of your letter dated October 27, 2006 with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement"). We are responding to your comments on behalf of the registrant, Netlist, Inc. ("Netlist" or the "Company") as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 3 (the "Amendment") to the Registration Statement, which incorporates the Company's responses to your comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes made to Amendment No. 2 to the Registration Statement) are being submitted to you by courier.

        The Company's responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics below as introductory headings to the Company's responses to those comments.

Our three largest customers, page 8

1.
Here, or in another appropriate section of your document, please briefly highlight the reason for the decline in revenue from Lenovo.

  We have highlighted the reason for the decline on page 30 of the Registration Statement ("Management's Discussion and Analysis of Financial Condition and Results of Operations") in response to this comment.

Products, page 50

2.
We note your references on page 36 to the contributions of your product groups. Please provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

  All of the products described in the table on page 50 of the Registration Statement are captioned as varying types of dual in-line memory modules, or DIMMs. The Company does not believe that it has separate classes of similar products as all of the products presented in the chart on page 50 (and the references on page 36 to product groups) are comprised of high performance memory subsystems. The separation of the Company's memory subsystem products into "major families" in the chart on page 50 is intended to be for ease of reference and presentation only, and the separate discussions on page 36 of sales of very low profile memory subsystems, DDR2 server memory subsystems, DDR memory subsystems and laptop and desktop personal computer subsystems, each in the context of net sales for the periods in question, is simply intended to provide clarity for the reader as to what customer systems were the main drivers of the Company's net sales growth for the periods presented.

Employment Agreements, page 62

3.
We note your response to prior comment 8. Please disclose all material terms of the agreement. For example, we note the 45% fee mentioned in exhibit 10.9.

  We have disclosed the 45% fee and the circumstances that would give rise to it on page 65 of the Registration Statement. The Company believes that it has now disclosed all material terms of the referenced agreement.

Principal and Selling Stockholders, page 82

4.
With a view toward disclosure, please tell us the reasons for the material changes in this table.

  The only material changes in the table were revisions made to show Chun K. Hong, rather than Jun S. Cho, as the beneficial owner of approximately 2.8 million shares of the Company's common stock. Mr. Hong formerly held these shares as the trustee of an annuity trust that had been established for estate planning purposes. It was previously thought that these shares had been automatically distributed to The 4664 Trust, of which Mr. Jun S. Cho is the trustee, upon the expiration of the annuity trust in August 2006. Prior to filing Amendment No. 2 to the Registration Statement, however, it was determined that prior to August 2006 the ownership of all of these shares had actually reverted to Mr. Hong in his individual capacity under the terms of the annuity trust.

Underwriting, page 82

5.
Please expand your response to prior comment 11 to clarify how a "commitment" can be "non-binding." Also clarify how the arrangement is consistent with Section 5(a) of the Securities Act. Cite any authority on which you rely.

  The reference to non-binding oral "commitments" in our response to prior comment 11 was intended to be a reference to non-binding oral indications of interest on the part of potential purchasers. The "selling efforts" described in the Registration Statement (formerly referred to as "pre-sales") refer to any non-binding, oral indications of interest in the offering received by the underwriters in advance of the effective date of the prospectus which are made in the ordinary course of their marketing efforts. They do not refer to any actual sales or binding commitments for sales made prior to the effective date of the prospectus. The Company believes that such non-binding oral indications of interest are allowed in accordance with Section 5(c) of Securities Act once a registration statement for the securities being committed to is on file with the SEC. In addition, the Company believes that such non-binding oral indications of interest do not violate Section 5(a) of the Securities Act because they are not actual sales of securities and they do not involve the transportation of any securities through the mails or through interstate commerce.

Exhibits

6.
We note your reference to "currently outstanding" notes in response to prior comment 10. Please note that you should also file contracts that were entered into not more than two years before the filing. See Regulation S-K Item 601(b)(10)(i).

  The Company acknowledges your comment. No contracts were entered into with Serim Paper Manufacturing Co., Ltd. in the two years preceding the filing of the Registration Statement other than those attached as exhibits to the Registration Statement.

        If you have any further comments or questions regarding this letter, please feel free to contact the undersigned at (714) 830-0669 or James W. Loss at (714) 830-0626.

Sincerely,

Timothy R. Rupp

cc:
Chuck Hong
Lee Kim
Patrick Pohlen
Derek Dundas